SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 11-K



  X              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
 ---                     SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2002

                                        or

 ---           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                 For the transition period from _____ to _____

                                _______________




             SALARY DEFERRAL SAVINGS PLAN OF ENGELHARD CORPORATION
             -----------------------------------------------------
                            (Full title of the plan)


                             ENGELHARD CORPORATION
                   (Exact name of issuer as specified in its charter)

101 WOOD AVENUE, ISELIN, NEW JERSEY                              08830
---------------------------------------                        ---------
(Address of principal executive offices)                       (Zip code)


          DELAWARE                                             22-1586002
--------------------------------                        ----------------------
(State or other jurisdiction of                              (IRS Employer
incorporation or organization)                           Identification Number)

                          Salary Deferral Savings Plan
                            of Engelhard Corporation
                               Table of Contents





                      Description                                    Page
                      -----------                                    ----

Report of Independent Auditors                                       3

Statements of Net Assets Available for Benefits                      4
  at December 31, 2002 and 2001

Statement of Changes in Net Assets Available for Benefits            5
 for the years ended December 31, 2002 and 2001


Notes to Financial Statements                                        6-11

Supplemental Schedules
  Schedule of Assets (Held at end of year)                          12

  Schedule of Reportable Transactions                               13

Consent of Independent Auditors                                     14

Signature                                                           15

Exhibit 99 - Certification Accompanying Periodic Report Pursuant
 to Section 906 of the Sarbanes-Oxley Act of 2002                   16

                         Report of Independent Auditors
                         ------------------------------


To the Pension and Employee Benefit Committee of Engelhard Corporation:


     We have audited the accompanying statements of net assets available for benefits of the Salary Deferral Savings Plan of Engelhard Corporation as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan at December 31, 2002 and 2001, and the changes in it's net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

     Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements, and in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.




ERNST & YOUNG LLP
MetroPark, New Jersey
June 23, 2003

              Salary Deferral Savings Plan of Engelhard Corporation
                 Statements of Net Assets Available for Benefits
                          At December 31, 2002 and 2001


                                           2002                 2001
                                           ----                 ----
Assets
------
  Investments at fair value            $189,452,131         $217,059,474

  Receivables:
     Participant Contributions              844,781              792,925
     Employer Contributions                 251,314              231,744
                                       ------------         ------------
     Total Receivables                 $  1,096,095         $  1,024,669

                                       ------------         ------------

Net Assets Available for Benefits      $190,548,226         $218,084,143
                                       ============         ============



























                 See Accompanying Notes to Financial Statements

                          Salary Deferral Savings Plan
                            of Engelhard Corporation
            Statement of Changes in Net Assets Available for Benefits
                  For the Years Ended December 31, 2002 and 2001



                                                     2002              2001
                                                     ----              ----

 Additions:
  Net Investment Income:
    Dividends                                    $  2,276,260      $  3,251,893
    Interest                                        2,644,807         2,610,170
                                                -------------     -------------
  Total Investment Income                           4,921,067         5,862,063


  Contributions:
    Participant                                    13,860,201        13,263,732
    Employer                                        3,269,999         3,092,278
    Asset Transfers In                                303,817           449,964
    Rollovers                                         247,211           798,351
                                                -------------     -------------
  Total Contributions                              17,681,228        17,604,325

  Net Realized/Unrealized (Depreciation)
    Appreciation in Fair Value of Investments     (36,152,556)        7,502,036
                                                -------------     -------------
  Total Additions                                 (13,550,261)       30,968,424

 Deductions:
  Distributions                                    13,968,616        10,038,384
  Other Expenses                                       17,040            15,500
  Asset Transfer                                            -             4,706
                                                -------------     -------------
  Total Deductions                                 13,985,656        10,058,590

  Net (Decrease)/Increase                         (27,535,917)       20,909,834

  Net Assets Available for Benefits at            218,084,143       197,174,309
   Beginning of Year
                                                -------------     -------------

  Net Assets Available for Benefits at           $190,548,226      $218,084,143
   End of year
                                                =============     =============


                 See Accompanying Notes to Financial Statements

Notes to Financial Statements

Note 1 - Description of the Plan

     The Salary Deferral Savings Plan of Engelhard Corporation (the "Plan"), effective September 1, 1989, is designed to provide eligible employees of Engelhard Corporation (the "Company") an opportunity to save part of their earnings by having the Company reduce their compensation and contribute the amount of the reduction to the Plan on a tax deferred and/or post-tax basis.

     The following plan description provides only general information. Participants of the Plan should refer to the Plan Document for a more complete description of plan provisions.

 Eligibility
 -----------

     Except as specifically included or excluded by the Board of Directors of the Company (the "Board"), United States salaried employees of the Company and its wholly-owned (directly or indirectly) domestic subsidiaries and all non-collectively bargained hourly employees are eligible to participate in the Plan.

Contributions
-------------

     The Plan permits eligible employees participating in the Plan the opportunity to defer on a pretax basis up to 50 percent of their compensation, as defined, subject to certain restrictions and limitations, and to have that amount contributed to the Plan. Employees may also contribute, subject to certain restrictions and limitations, up to 10 percent of compensation to the Plan on a post-tax basis. The Plan allows for catch-up contributions for employees age 50 and over as allowed under the Internal Revenue Code.

Matching Contributions
----------------------

     The Company will contribute, on a monthly basis, subject to certain limitations and exclusions, either cash or common stock of the Company in an amount equal to 50 percent of the first 6 percent contributed by the Participants. Participants must have completed one year of service to be eligible for a matching contribution. No matching contributions are made on behalf of a Participant who is eligible to receive an award pursuant to the Company's Key Employees Stock Bonus Plan or other plans as designated by the Committee.

Investments
-----------

     All contributions to the Plan are held and invested by Vanguard Fiduciary Trust Company (the Trustee). The Trustee maintains the following fifteen separate investment funds within the Plan:

           a)  The Company Stock Fund.

           b)  The Fixed Income Fund (Vanguard Retirement Savings Trust).

           c)  The Windsor II Growth Fund (Vanguard Windsor II Fund).

           d)  The Windsor Growth Fund (Vanguard Windsor Fund).

           e)  The Balanced Fund (Vanguard Asset Allocation Fund).

           f)  The Equity Index Fund (Vanguard Growth and Income Fund).

           g)  The Small Cap Fund (Vanguard Small-Cap Index Fund).

           h)  The Life Strategy Growth Fund (Vanguard Life Strategy Growth
               Fund).

           i) The Life Strategy Conservative Growth Fund (Vanguard Life Strategy Conservative Growth Fund).

           j)  The Vanguard U.S. Growth Fund.

           k) The Life Strategy Moderate Growth Fund (Vanguard Life Strategy Moderate Growth Fund).

           l)  The Prime Cap Funds (Vanguard PRIMECAP Fund).

           m)  The International Growth Fund (Vanguard International Growth
               Fund).

           n)  The Life Strategy Income Fund (Vanguard Life Strategy Income
               Fund).

           o)  The Short-Term Bond Fund (Vanguard Short-Term Corporate Fund).

     Participants have the right to elect, subject to restrictions, the investment fund or funds in which their contributions are invested. All matching contributions are initially invested in the Company Stock Fund. The Participants matching contributions are initially restricted and become unrestricted at the rate of 25 percent per year. Once unrestricted, funds may be moved to one of the other investment funds. (See Note 9 for subsequent event effecting Company match)

     Included in the Statement of Net Assets Available for Benefits are non-participant directed funds that are included in the Company Stock Fund. These amounts represent the restricted portion of the employee matching contribution. The following describes the change in the balances during the year ended December 31, 2002 and 2001.
                                                       2002              2001
                                                       ----              ----
      Balance at beginning of year                  $13,111,698     $ 9,738,194
      Dividends                                         149,161         156,572
      Net unrealized (depreciation)/appreciation     (2,396,175)      3,016,575
      Contributions                                   3,250,430       3,085,003
      Transfer to unrestricted                       (3,276,935)     (2,440,828)
      Distributions                                    (623,443)       (468,527)
      Other                                              27,703          24,709
                                                    -----------     -----------
      Balance at end of year                        $10,242,439     $13,111,698
                                                    ===========     ===========
Participant Accounts
--------------------
     Each participant's account is credited with the participant's contributions and allocations of (a) the Company Contributions and (b) plan earnings including realized gains/losses, unrealized appreciation/depreciation, and an allocation of fund expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting
-------
     Participants at all times have a fully vested and non-forfeitable interest in their contributions and in the matching contributions allocated to their account.

Loan Provision
--------------
     Participants may borrow from their Fund accounts a minimum of $1,000 up to a maximum equal to 50% of their Fund balance or $50,000, whichever is less. The loans are secured by the balance in the Participant's accounts and bear interest at a reasonable rate as determined by the Company in accordance with applicable laws and regulations. Principal and interest is paid ratably through monthly payroll deductions. Loans are generally five years in duration unless the loan is for the purchase of a primary residence in which case the term can be up to ten years.

Plan Termination
----------------
     Although it has not expressed any intent to do so, the Company has the right under the plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA.

Distributions and Withdrawals
-----------------------------
     Upon termination of employment, as provided in the Plan Document, participants generally have the option of taking a distribution, rolling the balance over into another qualified plan, or leaving the money in the plan until retirement. After-tax contributions may be withdrawn at any time, however the earnings on the contributions will be subject to current income taxes as well as a penalty for early withdrawal unless the Participant has reached the age of 59 1/2. All distributions are made in the form of cash except the balance in the Engelhard Company Stock Fund which may be made in the form of shares at the Participant's discretion.

     The Plan under certain circumstances permits hardship withdrawals. The hardship withdrawals are only made in accordance with IRS guidelines and must be approved in advance by the Employee Benefit Plans Administrative Committee.

Other
-----
     Certain reclassifications have been made to prior years figures to conform to current years presentation.


Note 2 -      Accounting Policies

     The accounts of the Plan are maintained on an accrual basis. Purchases and sales of investments are reflected on a trade date basis. Assets of the Plan are valued at fair value. Gains and losses on distributions to Participants and sales of investments are based on average cost.

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

     The Plan provides for various investment options in any combination of stocks or mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value in the near term would materially affect Participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Note 3 -      Income Tax Status

     The Plan has received a determination letter from the Internal Revenue Service dated February 28, 1996, stating that the Plan is qualified under
Section 401 (a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. The plan has applied for but not yet received a new determination letter from the Internal Revenue Service. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Note 4 -      Administrative Expenses

     Expenses are incurred at either the fund level or the Plan level. All expenses incurred by the fund (commissions, management fees, etc.) are paid out of investor assets and are therefore netted in unrealized appreciation/depreciation of investments in the statement of changes in net assets available for benefits. Loan administration expenses are included in other expenses in the statement of changes in net assets available for benefits. Commissions on the purchase of Engelhard Corporation stock incurred when such purchases are made in the stock market are netted in unrealized appreciation/depreciation of investments in the statement of changes in net assets available for benefits. The Company pays all other plan administrative expenses.

Note 5 -      Concentrations of Credit Risk

     Investments in securities are generally exposed to various risks, such as interest rate, credit, and overall market volatility risks. Financial instruments which potentially subject the plan to concentration of credit risk consist principally of investments in the Engelhard Corporation Stock Fund. The plan limits the concentration of credit risk by allowing participants, subject to the lapsing of restrictions, the opportunity to invest in an array of mutual funds offered by the Vanguard Group.

 Note 6 -      Investments

     Investments in the common stock of the Company are valued at the readily-available, quoted market price as of the valuation date and investments in Vanguard Funds are valued based on the quoted net asset value (redemption value) of the respective investment fund as of the valuation date.


Investments that represent more than 5% or more of fair value of the Plan's net assets are as follows:

Investments                                         2002                2001
------------                                   ------------        ------------
Engelhard Corporation Company Stock Fund       $ 45,755,081*       $ 59,201,120*
Fixed Income Fund (Retirement Savings Trust)     42,616,759          38,638,981
Growth Fund (Windsor Fund)                       23,022,271          29,237,340
Balanced Fund (Asset Allocation Fund)            11,859,382          13,948,093
Equity Index Fund (Growth and Income Portfolio)  15,632,759          19,719,141
Prime Cap Fund                                   11,421,382          14,317,977


*Includes assets that are non participant directed (see Note 1.)


     Net realized/unrealized (depreciation) appreciation in fair value of investments consists of the following at December 31, 2002 and 2001:



                                    2002                   2001
                                    ----                   ----

Common Stock                   $(10,594,959)          $ 18,437,586
Mutual Funds                    (25,557,597)           (10,935,550)
                                ------------           ------------
Total                          $(36,152,556)          $  7,502,036
                                ============           ============



Note 7 -      Related Party Transactions

     For the 2002 plan year, the Company transferred 123,161 treasury stock shares (representing a contribution dollar amount of $3,269,999) to Vanguard to fund the employer match. The number of shares transferred each month represented the employer matching contribution divided by the closing market price on the day the contribution was remitted.

     During the year in the ordinary course of doing business, various Vanguard funds may take a position in Engelhard Corporation common stock. On February 12, 2002, the Vanguard Windsor Fund filed Form 13G with the Securities and Exchange Commission indicating they held 10,454,200 shares or 8.06% of Company Stock. On February 13, 2003 and amended Form 13G was filed indicating they held 9,566,700 or 7.49% of Company Stock.

Note 8 -      Plan Amendments

     The plan was amended in December of 2001 to reflect certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). Among the more significant changes to the plan were the following:

     * Changed the limit of employee pretax contributions from a maximum of 15% of salary to 50% of salary subject to certain plan limitations.

     * Increased the compensation limit in determining after tax contributions and IRC 415 limits to the plan from $170,000 to $200,000.

     * Allows catch-up contributions for those 50 and over by the end of the plan year. These catch up contributions allow participants to contribute an additional $1,000 per year.

     EGTRRA provides for the above amounts to be indexed each year as specified in the legislation. These amendments are effective for plan years beginning after December 31, 2001. The full context of these provisions is described in the plan document and summary plan description.


Note 9 -      Subsequent Events

     On September 19, 2002, the Company and its partner, Fimalac, formally agreed to adopt a plan to unwind their Paris-based joint venture, Engelhard-CLAL LLP. As part of the distribution of assets Engelhard received certain US-based operations. As a result, on January 1, 2003, the net assets of the Engelhard-CLAL Salary Deferral Savings Plan were merged into the Salary Deferral Savings Plan of Engelhard Corporation. A total of $6,157,480, representing the net assets of Engelhard-CLAL Salary Deferral Savings Plan on December 31, 2002, was transferred to the Salary Deferral Savings Plan of Engelhard Corporation.

Net Assets Available for Benefits @ 12/31/02 -
      per Financial Statements                                    $190,548,226
Plus: Net assets transferred from the Engelhard-CLAL
      Salary Deferral Savings Plan                                   6,157,480
                                                                  ------------
Net Assets Available for Benefits @ 12/31/02 - per Form 5500      $196,705,706
                                                                  ============

     Effective April 1, 2003, the Plan added 2 additional investment funds - Vanguard Total Bond Market Index Fund and Vanguard Mid-Cap Index Fund.


     Effective January 1, 2003 the plan was amended to designate the Company Stock fund as an Employee Stock Ownership Plan (ESOP). In connection with this change, the first $400 in employer matching contributions (on an annual basis) will be made into the Fixed Income Fund. Also, employees will have the opportunity to receive the dividends paid on shares held in the ESOP paid out as current income. This amendment is contingent upon the Plan receiving a favorable determination letter from the Internal Revenue Service (IRS). The plan administrator has filed an application for a new determination letter from the IRS.

              Salary Deferral Savings Plan of Engelhard Corporation
                 Schedule of Assets (Held at end of year)
                            as of December 31, 2002


                         (C) Description of
     (B) Identity of     Investment Including
     Issue, Borrower,    Maturity Date, Rate of
(A)  Lessor, or          Interest, Collateral, Par                (E) Current
     Similar Party       or Maturity Value           (D) Cost         Value
---  ---------------    --------------------------- ------------  --------------
 *   Vanguard Fiduciary Engelhard Corporation
     Trust Company      Company Stock Fund          $39,191,520   $ 45,755,081

 *   Vanguard Fiduciary Fixed Income Fund            42,616,759     42,616,759
     Trust Company      (Retirement Savings Trust)

 *   Vanguard Fiduciary Windsor II Fund               6,448,274      4,943,830
     Trust Company
 *   Vanguard Fiduciary Growth Fund                  29,051,756     23,022,271
     Trust Company      (Windsor Fund)

 *   Vanguard Fiduciary Balanced Fund                13,515,930     11,859,382
     Trust Company      (Asset Allocation Fund)

 *   Vanguard Fiduciary Equity Index Fund            19,142,549     15,632,759
     Trust Company      (Growth and Income Portfolio)

 *   Vanguard Fiduciary International Growth          4,496,476      3,163,293
     Trust Company      Portfolio

 *   Vanguard Fiduciary Small Cap Fund                5,406,221      4,181,535
     Trust Company
 *   Vanguard Fiduciary Short-Term Corporate Fund     4,758,834      4,781,577
     Trust Company
 *   Vanguard Fiduciary Life Strategy Growth          3,762,555      3,008,194
     Trust Company      Portfolio

 *   Vanguard Fiduciary PRIMECAP Fund                16,550,860     11,421,382
     Trust Company
 *   Vanguard Fiduciary Life Strategy Income          1,056,000      1,020,077
     Trust Company      Portfolio
 *   Vanguard Fiduciary Life Strategy Conservative    1,469,295      1,329,311
     Trust Company      Growth Portfolio

 *   Vanguard Fiduciary U.S. Growth Fund             12,862,165      5,875,782
     Trust Company
 *   Vanguard Fiduciary Life Strategy Moderate        3,345,751      2,832,956
     Trust Company      Growth Portfolio

 *Promissory notes from Participants                          -      8,007,942
 having interest at rates of 5.50% to 10.5%
 with maturity dates ranging from 1 month to
10 years
                                                   ------------   ------------
    Total                                          $203,674,945   $189,452,131
                                                   ============   ============
*Represents party-in-interest

                              Engelhard Corporation
                          Salary Deferral Savings Plan
                      Schedule of Reportable Transactions*
                          Year Ended December 31, 2002



Identity of Party    Description of Assets (include    Purchase     Selling   Historical Cost   Current Value
    Involved         interest rate and maturity in       Price       Price       of Asset          of Asset         Historical
                     the case of a loan)                                                        on Transaction      Gain(Loss)
                                                                                                     Date
-----------------    ------------------------------  -----------   ----------  -------------   -----------------    ----------
Vanguard             Vanguard Retir. Savings Trust   $22,930,672                                 $22,930,672
Vanguard             Vanguard Retir. Savings Trust                $18,952,633   $18,952,633       18,952,633        $        -
Engelhard            Engelhard Corp. Stock Fund       14,890,182                                  14,890,182
Engelhard            Engelhard Corp. Stock Fund                    17,741,008    13,837,222       17,741,008         3,903,786



*Transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and
and Disclosure under ERISA.


                         CONSENT OF INDEPENDENT AUDITORS
                         -------------------------------


     We consent to the incorporation by reference in the Registration Statement (Form S-8 Nos.: 2-72830, 2-81559, 2-84477, 2-89747, 33-28540, 33-37724,
33-40365, 33-40338, 33-43934, 33-65990, 333-02643, 333-71439, 333-39570,
333-71856, 333-88424) pertaining to the Salary Deferral Savings Plan of our report dated June 23, 2003, with respect to the financial statements and schedules of the Salary Deferral Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.


                                 /s/ Ernst & Young L.L.P.






MetroPark, New Jersey
June 23, 2003

                                   Signature
                                   ---------

                                   Form 11-K

             Salary Deferral Savings Plan of Engelhard Corporation



     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Pension and Employee Benefit Plans Committee of Engelhard Corporation has duly caused this Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Iselin, New Jersey on this 23rd day of June, 2003.









                                        /s/ John C. Hess
                                            -------------
                                        By: John C. Hess
                                            Secretary to the Committee and
                                            Vice President of Human Resources

                                                                      Exhibit 99


                   Certification Accompanying Periodic Report
           Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
                            (18 U.S.C. Section 1350)




     The undersigned, Barry W. Perry, Chairman and Chief Executive Officer of Engelhard Corporation, and Michael A. Sperduto, Vice President and Chief Financial Officer of Engelhard Corporation, (Engelhard Corporation is the administrator of the Salary Deferral Savings Plan of Engelhard Corporation) each hereby certifies that the Annual Report of the Plan on Form 11-K for the year ended December 31, 2002 (the "Report") (1) fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and (2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Plan.








Date:    June 23, 2003                                  /s/ Barry W. Perry
       -----------------                              ----------------------
                                                        Barry W. Perry
                                                        Chairman and Chief
                                                        Executive Officer







Date:    June 23, 2003                                 /s/ Michael A. Sperduto
       -----------------                             --------------------------
                                                       Michael A. Sperduto
                                                       Vice President and Chief
                                                       Financial Officer




This certification accompanies this Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 or any other provision of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.